Filed by Javelin Pharmaceuticals, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Javelin Pharmaceuticals, Inc.
Subject Company’s Commission File No.: 001-32949
The following letter is being sent to certain holders of options to purchase Javelin Pharmaceuticals, Inc. stock on February 4, 2010.
February 4, 2010
Dear [                              ]:
     You are receiving this letter as the holder of a vested option to purchase shares of common stock of Javelin Pharmaceuticals, Inc. (“Javelin”). As you may know, Javelin has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2009, in which Javelin is to be combined with Myriad Pharmaceuticals, Inc. (“MPI”), subject to the conditions specified in the Merger Agreement (the “Merger”). We expect to complete the Merger by April of 2010 (the “Closing”), although the precise closing date is not known at this time.
     In accordance with the terms of your option, any part of your option that you do not exercise between now and the Closing will terminate immediately prior to the Closing, and you will forfeit any built-in value in the option.
     Should you elect to exercise your option before the Closing, you will be entitled to participate in the Merger as a Javelin shareholder. If all conditions to the Closing, including approval of the transaction by Javelin’s and MPI’s shareholders, are satisfied or waived and the Merger is closed, each share of Javelin common stock that you hold as of the Closing will be converted into the right to receive (i) 0.2820 shares of MPI common stock (valued at $1.29 based on the closing price of MPI stock on January 27, 2010) and (ii) a right to receive up to 0.0491 additional shares of MPI common stock, the issuance of which is contingent upon FDA approval of Dyloject within certain time periods. If such approval does not occur within one of the specified time periods, no additional shares will be issued after the Closing.
     Please refer to the information on the following page about where you can find additional information about the Merger and related matters in Javelin’s and MPI’s filings with the Securities and Exchange Commission.

     If you have questions, please feel free to contact Debbie McMurray by phone at (617) 499.4707 or by email at dmcmurray@javelinpharma.com.
Sincerely,
Stephen Tulipano
Chief Financial Officer

ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed Merger, MPI intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a joint proxy statement/prospectus of Javelin and MPI and other relevant materials in connection with the proposed Merger, and each of Javelin and MPI intend to file with the SEC other documents regarding the proposed Merger. The final joint proxy statement/prospectus will be mailed to the stockholders of Javelin and MPI. INVESTORS AND SECURITY HOLDERS OF JAVELIN AND MPI ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JAVELIN, MPI AND THE PROPOSED MERGER.
     The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web-site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Javelin by directing a written request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations and by MPI by directing a written request to Myriad Pharmaceuticals, Inc., 305 Chipeta Way, Salt Lake City, Utah 84108, Attention: Investor Relations.
Javelin, MPI and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Javelin and MPI in connection with the proposed Merger. Information regarding Javelin’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 12, 2009, and the proxy statement for Javelin’s 2009 annual meeting of stockholders, filed with the SEC on April 30, 2009. Information about the executive officers and directors of MPI and their ownership of MPI common stock is set forth in MPI’s annual report on Form 10-K for the year ended June 30, 2009, filed with the SEC on September 28, 2009. Certain directors and executive officers of Javelin may have direct or indirect interests in the Merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the Merger. If and to the extent that any of the Javelin and MPI participants will receive any additional benefits in connection with the Merger, the details of those benefits will be described in the joint proxy statement/prospectus relating to the Merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of Javelin, MPI and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.